EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-91053, 333-110467, 333-138531, and 333-151404) of URS Corporation of our report dated February 25, 2013, except with respect to our opinion on the consolidated financial statements insofar as it relates to the condensed consolidating financial information included in Note 18, the effects of the restatement described in Note 1, the matters described in the sixth paragraph of Management’s Annual Report on Internal Control over Financial Reporting, and the disclosures related to changes in estimates included in Note 1, as to which the date is November 21, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K/A.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
November 21, 2013

i